                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 6)*




                                 GenCorp Inc.
  -----------------------------------------------------------------------------
                               (Name of Issuer)



                         Common Stock, $.10 par value
  -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 368682 10 0
  -----------------------------------------------------------------------------
                                (Cusip Number)




Check the following box if a fee is being paid with this statement /  /.   (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                     (Continued on the following page(s))

                              Page 1 of 5 Pages

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
       CUSIP NO.                                 368682 10 0                13G          PAGE 2 OF 5     PAGES

   1   NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GenCorp Retirement Savings Plan
       (previously GenCorp Savings Plan)
       I.R.S. Employer Identification No. 25-6321453

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP*
                                                                       (a)   / X/

                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Fairlawn, Ohio

                                             5   SOLE VOTING POWER
                                                                           None
                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER                     5,457,241
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER                     None

                                             8   SHARED
                                                 DISPOSITIVE POWER
                                                                           None

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                      5,457,241

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES*

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                       16.9%

  12   TYPE OF REPORTING PERSON*

                        EP

SEC 1745 (6-80)                            *SEE INSTRUCTIONS BEFORE FILING OUT!

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                                                               Page 3 of 5 pages

                                 SCHEDULE 13G
                                 ------------

Item 1(a).                    Name of Issuer:
- ----------                      GenCorp Inc.

Item 1(b).                    Address of Issuer's Principal Executive
- ----------                    Offices:
                                175 Ghent Road
                                Fairlawn, Ohio  44333-3300

Item 2(a).                    Name of Person Filing:
- ----------                      GenCorp Retirement Savings Plan

Item 2(b).                    Address of Principal Business Office:
- ----------                      175 Ghent Road
                                Fairlawn, Ohio  44333-3300

Item 2(c).                    Citizenship:
- ----------                      Ohio

Item 2(d).                    Title of Class of Securities:
- ----------                      Common Stock, $.10 par value

Item 2(e).                    CUSIP Number:
- ----------                      368682 10 0

Item 3.                       If this statement is filed pursuant to Rules
- -------                       13d-1(b), or 13d-2(b), check whether the person
                              filing is a:

                              (a) [ ]  Broker or Dealer registered under
                              Section 15 of the Act

                              (b) [ ] Bank as defined in Section 3(a)(6) of the Act

                              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

                              (d) [ ]  Investment Company registered under
                              Section 8 of the Investment Company Act

                              (e) [ ]  Investment Adviser registered under
                              Section 203 of the Investment Advisers Act of 1940

                              (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

                                                               Page 4 of 5 pages


                              (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

                              (h) [ ]  Group, in accordance with
                              240.13d-1(b)(1)(ii)(H)

Item 4.                       Ownership:
- -------                       (a)       Amount Beneficially Owned:
                                        5,457,241 shares

                              (b)       Percent of Class:
                                        16.9%

                              (c)       Number of shares as to which such
                                        person has:
                                        (i)     sole power to vote or to
                                                direct the vote:  None
                                        (ii)    shared power to vote or to
                                                direct the vote:  5,457,241
                                        (iii)   sole power to dispose or to
                                                direct the disposition of:
                                                None.  All such power is held
                                                by Mellon Bank, N.A. (the
                                                "Trustee" of the Plan).
                                        (iv)    shared power to dispose or to
                                                direct the disposition of:
                                                None.  All such power is held
                                                by the Trustee of the Plan.

Item 5.                       Ownership of Five Percent or Less of a Class:
- -------                       Not applicable

Item 6.                       Ownership of More Than Five Percent on Behalf of
- -------                       Another Person:
                              The Plan is a voluntary savings plan for eligible employees of GenCorp Inc. and certain of its subsidiaries. Employees who elect to participate in the Plan may select one or more of five investment options for their contributions, one such option being a fund investing solely in GenCorp shares. All matching company contributions are invested in the GenCorp stock fund as well. Under the terms of the Plan, the Trustee receives dividends on shares held in the fund and is required to invest and reinvest the principal and income of the fund in GenCorp shares. Participating employees ultimately receive such benefits as result from the performance of the fund upon their election to take a distribution of their allocated shares from the fund.

                                                               Page 5 of 5 pages


Item 7.                       Identification and Classification of the
- -------                       Subsidiary Which Acquired the Security Being
                              Reported on by the Parent Holding Company: Not applicable

Item 8.                       Identification and Classification of Members of
- -------                       the Group:
                              The Trustee and employees of GenCorp Inc. who participate in the Plan.

Item 9.                       Notice of Dissolution of Group:
- -------                       Not applicable

Item 10.                      Certification:
- --------                      By signing below I certify that, to the best of
                              my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       January 23, 1995
- ------------------------------------
          Date



By       /S/ E. R. Dye
  ----------------------------------
         E. R. Dye

Secretary of the Administrative
Committee of GenCorp Inc. on behalf
of the GenCorp Retirement Savings
Plan
- ------------------------------------
              Title